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   BTR SIGNS DEFINITIVE AGREEMENT TO ACQUIRE EXIDE ELECTRONICS, A LEADER IN
      UNINTERRUPTIBLE POWER SUPPLY SYSTEMS, FOR US$29 PER SHARE IN CASH

    Will Create a Global Leader In Fast-Growing Markets For Power Support
       Systems For Computers, Communications and Industrial Electronics

         Acquisition Expected To Be Accretive To BTR Earnings in 1998

                  LONDON, ENGLAND and RALEIGH, N.C. October 16, 1997 --
BTR plc (LSE: BTR), a global engineering company, and Exide Electronics Group, Inc. (NASDAQ: XUPS), a leading supplier of uninterruptible power supply (UPS) systems, today announced they have signed a definitive merger agreement under which BTR will acquire all Exide Electronics shares for US$29 ((pound)17.87) per share in cash.

                  The acquisition, valued at approximately US$585 million ((pound)361 million), including assumption of US$233 million ((pound)144 million) in debt, is expected to be accretive to BTR's earnings in 1998. BTR will promptly commence a tender offer for all Exide Electronics shares. BTR has entered into an option agreement with four Exide Electronics shareholders, including Fiskars Oy Ab, covering 19.9% of Exide Electronics shares, to acquire and vote those shares. The transaction is subject to customary regulatory approvals and is expected to close before the end of the year.

                  The combination of Exide Electronics' power protection products with BTR's range of industrial batteries will create an integrated global business with a complete power support system and service capability. UPS systems are used in computers, communications and other industrial electronics applications to protect equipment and maintain service in the event of power loss or distortion. The market for UPS systems is growing especially rapidly in computer networking and telecommunications applications.

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                  "Exide Electronics is a perfect strategic fit with BTR's
existing capabilities in a very attractive business," said Ian Strachan, Chief Executive of BTR plc. "The UPS sector has exciting growth prospects and our Control Systems division will benefit from Exide Electronics' complementary products, leading market positions, innovative technology and strong relationships with computer customers. BTR will be able to achieve further benefits by distributing Exide Electronics' products through its global network and by increasing Exide Electronics' access to the telecommunications market. By taking advantage of BTR's established sales and distribution network in emerging markets in Asia and Eastern Europe, we can accelerate development of a global maintenance and service business for the power protection market."

                  "The acquisition of Exide Electronics represents a major step forward in our strategy to focus on our higher growth engineering businesses where we enjoy leadership positions," continued Strachan. "It gives our Control Systems division a global position and provided us with the ability to supply our customers with integrated systems solutions for which there is increasing demand."


                  James A. Risher, President and Chief Executive Officer of Exide Electronics, said: "Joining a world-class company like BTR -- with operations, products and services that complement our own so well -- creates significant benefits for all involved. The process of examining strategic alternatives pursued by the Exide Electronics Board of Directors has maximized value for our shareholders."

                  The offer is conditioned on 80% of the fully diluted common stock being tendered. The parties have agreed that if this condition is not achieved, they will pursue a cash merger, at the same price, which

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would require the vote of a majority of the outstanding Exide Electronics voting stock.

                  Wasserstein Perella & Co. is acting as financial advisor to BTR and dealer manager for the tender offer. Lazard Freres & Co. LLC is acting as investment banker to Exide Electronics.

                  Exide Electronics Group, Inc. is headquartered in Raleigh, North Carolina, and manufactures its products at facilities in the United States, Mexico and Finland. In addition to UPS products, Exide Electronics also supplies related software, equipment and services for computer, communications and industrial applications. It employs approximately 3,500 people worldwide. Sales for the 12 months ended June 30, 1997 were US$562 million and EBITA (earnings before interest, taxes and amortization) was US$51 million.

                  BTR plc had total sales of (pound)9.5 billion (US$15.4 billion) in the year ended December 31, 1996. The Control Systems division, which employs approximately 14,500 people, had annual sales of (pound)1.2 billion (US$1.9 billion) and supplies customers in the worldwide process control industry and other markets.